Artisanal Distillates LLC



ANNUAL REPORT

131 Waverly Ave. Apt. 1F

Brooklyn , NY 11205

(212) 729-4206

https://www.mezcaldeleyendas.com/

This Annual Report is dated August 26, 2022.

BUSINESS

We currently have 17 different mezcales from Mexico, representing over 15 different agaves hailing from 7 states that is available for purchase in the United States as well Mexico and other countries like Australia, the UK, and Italy. Under our brand Peloton de la Muerte, we now have 3 mezcales using 3 different varieties each offering unparalleled value and quality.

The current US system that was implemented after prohibition does not allow for brands to directly sell to consumers. So while we sell through importers/distributors and wholesalers, we directly and actively advocate and educate the consumer. We are currently selling more volume through bars and restaurants as having the bartending community support our product allows for them to act as ambassadors. But in terms of points of sale, we currently have almost a 50-50% split between bars/restaurants and liquor stores. The pandemic has only accentuated the need to have a balance in sales.

Artisanal Distillates, LLC is a U.S.-based company that previously operated as Mezcales de Leyenda LLC from 2009 to 2019. Artisanal Distillates, LLC shares the two brand names, Peloton de la Muerte and Mezcal de Leyendas, with its Mexico-based entity, Mezcales AD S.A. de C.V. However, Artisanal Distillates receives all revenue generated in the US. Catapulta LP, a Canadian entity, is an owner of both companies

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

We had a previous business called Mezcales de Leyenda, LLC, which was formed in 2008. During those years we grew the brand form 1 market to 25 markets. In 2019, we received funding and created a Limited Patnership with our new investors. With this funding we have been able to operate our business. We also have had personal funding that has helped support the business over the years.

We currently could survive 6 months without any revenue with our current cash reserves.

Foreseeable major expenses based on projections:

As we grow our business, we expect a few avenues for larger expenses.

We need to grow our inventories to ensure that we have enough product to satisfy anticipated growth, as well as to maintain our costs. Agave is a commodity that fluctuates with the market and so it makes it volatile. By having inventory on hand, we not only mitigate that issue, but also ensure we can reach our growth.

Alcohol distribution in general is a very cash intense business where we can have up to 6 months tied up, so as we grow the brand, we also need have enough working capital to be able to grow and make sure our cash flows stay positive.

And finally our other major expense will be in marketing. As there are a lot of brands on the market, we have to stand out and allow our customers to hear our story. We need to spend in digital marketing as well as guerilla marketing to have people on the streets working with buyers, bartenders and the like.

Future operational challenges:

As we grow, there will growing pains. We will need to hire management staff to oversee the sales team, that will be expensive but will be worth it. We also see that expansion into new markets working with new distributors will take time to get their attention to prove that our product can sell. Any new markets are already saturated with mezcals, compared to the demand, so we have to start from scratch. Luckily we are already in all major markets, including but not limited to New York, Illinois, California, Texas, Florida, Georgia, Louisiana, Nevada, and Colorado. The new markets we want to expand to are Arizona, Missouri, and Kansas, and though there are not as many mezcals in those markets, compared to the markets mentioned above, the demand is still low, so the supply exceeds the demand making them highly competitive markets.

Future challenges related to capital resources:

As we grow, we may have to no longer outsource our bottling and manufacturing in Mexico and will have to bring it in house. Our producers are third parties, and we may also need to bring them in house and create our own distillery to control every step of the process.

Future milestones and events:

There are a few milestones that have significance in terms of impact of the Company. As we continue to grow, we will generate more revenue and thus be able to invest more into the Company to grow and compete with the major conglomerates that are in the business. As we grow, we will begin to garner attention by them. Usually as a rule of thumb, when you reach 40,000 (9L cases) cases of sales in a year, you start to get attention where there is potential to get investment from these corporations. At 100,000 cases, that is when you have the viability of being purchased by one of them, to grow the brand in a more significant way that they know how to.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $8,719.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: First Beer LLC

Amount Owed: $12,675.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

The original commitment amount of the loan was $15,475.

Creditor: Paycheck Protection Program ("PPP") Loan (via SBA)

Amount Owed: $1,135.00

Interest Rate: 1.0%

Maturity Date: May 01, 2023

Creditor: Fischer and Company

Amount Owed: $33,785.00

Interest Rate: 0.0%

Maturity Date: January 01, 2023

Creditor: Bravemerman and Company

Amount Owed: $10,162.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Daniel Mena's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Managing Director

Dates of Service: January 15, 2018 - Present

Responsibilities: Oversees the operation of the business, manages importers, distributors, and retail accounts. Manages part-time brand ambassadors in 5 markets. As a managing director, the compensation is $85,000 a year with a once yearly bonus tied directly to performance, which is 2% of revenue, triggered after a positive EBITDA as well as we reach our annual goal of minimum 20% growth in sales $.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Units

Member Name: Catapulta LP

Amount and nature of Beneficial ownership: 6,540,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Units

The amount of security authorized is 10,000,000 with a total of 6,540,000 outstanding.

Voting Rights

Each unit constitutes 1 vote.

Material Rights

Drag Along Rights

Drag-Along Rights. Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "Triggering Holder") may sell all or a portion of their Membership Units to an unaffiliated third party as part of a sale of all or a portion of the equity of the Company to the third party. If the Triggering Holder proposes to sell all or any portion of his, her or its Membership Units to an unaffiliated third party pursuant to a bona fide sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "Drag-Along") by providing the other Members with written notice containing the terms of the Drag-Along (the "Drag-Along Notice"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party. Any transaction subject to the Drag-Along shall not be subject to the Transfer requirements set forth in the Right of First Refusal section hereinbelow.

Right of First of Refusal

At least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date"). Notwithstanding the foregoing, the Right of First Refusal shall not apply to a Transfer that is subject to the Drag-Along hereinabove.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the mezcal industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering units in the amount of up to $1,069,995 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing mezcal. Our revenues are therefore dependent upon the market for mezcal.

Minority Holder; Securities with Voting Rights

The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority unit holders of the Company and have agreed to appoint the Managing Director of the Company, or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively modest revenue. If you are investing in this company, it's because you think that the mezcal industry is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 26, 2022.

Artisanal Distillates LLC

By /s/ *Daniel Mena*

   Name: Daniel Mena

   Title: Manager

Exhibit A

FINANCIAL STATEMENTS

ARTISANAL DISTILLATES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021 AND 2020

Artisanal Distillates LLC

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management of
Artisanal Distillates LLC
Brooklyn, NY

We have reviewed the accompanying financial statements of Artisanal Distillates LLC (a limited liability company), which comprise the statement of assets, liabilities, and equity – cash basis as of December 31, 2021 and 2020, and the related statements of revenues, expenses, cash flows, and changes in member's equity – cash basis for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the cash basis of accounting; this includes determining that the cash basis of accounting is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the cash basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the cash basis of accounting.

Basis of Accounting
We draw attention to Note 1(B) of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Braverman CPA, P.C

Braverman CPA PC
New York, NY
June 15, 2022

1

ARTISANAL DISTILLATES LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2021 AND 2020

<u>**ASSETS**</u>

CURRENT ASSETS	**2021**	**2020**
Cash	$ 7,969	$ 7,859
Inventory	150,251	150,251
TOTAL CURRENT ASSETS	158,220	158,110
NON-CURRENT ASSETS		
Equipment	3,204	863
Start-up Costs	532,862	532,862
Prepaid Expense - Security Deposit	1,610	1,610
Accumulated Depreciation/Amortization	(89,054)	(51,189)
TOTAL NON-CURRENT ASSETS	448,622	484,146
TOTAL ASSETS	606,842	642,256

<u>**LIABILITIES AND MEMBER'S EQUITY**</u>

CURRENT LIABILITIES		
Accounts Payable	43,947	43,947
Loan Payable	82,000	-
TOTAL CURRENT LIABILITIES	125,947	43,947
NON-CURRENT LIABILITIES		
Paycheck Protection Program Loan (PPP)	-	1,135
TOTAL NON-CURRENT LIABILITIES	-	1,135
TOTAL LIABILITIES	125,947	45,082
MEMBER'S EQUITY		
Member's Equity	585,061	603,280
Third Party Equity	42,593	-
Accumulated Deficit	(146,759)	(6,106)
TOTAL MEMBER'S EQUITY	480,895	597,174
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 606,842	$ 642,256

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF REVENUES AND EXPENSES - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Income		
Sales	$ 1,727,977	$ 1,022,162
Other Event Income	-	1,989
Cost of Goods Sold	(1,656,566)	(900,885)
Gross Profit	71,411	123,266
Operating Expense		
Salaries & Wages	33,435	21,750
Rent	2,941	7,862
Depreciation & Amortization	37,865	35,524
General & Adminstrative	39,819	21,948
Legal & Professional	31,261	15,978
Selling & Marketing	33,334	14,954
Total Operating Expenses	178,654	118,016
Net Income from Operations	(107,243)	5,250
Other Income (Expense)		
Sublease Income	-	1,800
Taxes, Licenses & Fees	(1,395)	(550)
Gain on Extinguishment (PPP Loan)	1,135	-
Interest Expense	(33,150)	(12,606)
Net Income	$ (140,652)	$ (6,106)

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF CASH FLOWS - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (140,652)	$ (6,106)
Change in Accounts Payable	-	43,947
Change in Inventory	-	(201,075)
Change in Prepaid Expense - Security Deposit	-	(1,610)
Depreciation	37,865	35,524
Net Cash Flows From Operating Activities	(102,788)	(129,320)
Cash Flows From Investing Activities		
Change in Equipments	(2,341)	-
Net Cash Flows From Investing Activities	(2,341)	-
Cash Flows From Financing Activities		
Change in Loan Payable	82,000	12,675
Change in Loan Payable (PPP)	(1,135)	1,135
Change in Contributed Capital	24,374	39,680
Change in Retained Earnings	-	78,458
Net Cash Flows From Financing Activities	105,239	131,948
Cash at Beginning of Period	7,859	5,231
Net Increase (Decrease) In Cash	110	2,628
Cash at End of Period	$ 7,969	$ 7,859

Reviewed - See accompanying notes

ARTISANAL DISTILLATES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY - CASH BASIS
FOR PERIODS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Balance, Beginning of Year	$ 597,174	$ -
Net Income (Loss)	(140,652)	(6,106)
Member's Contribution	24,374	603,280
Balance, End of Year	$ 480,896	$ 597,174

Reviewed - See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Artisanal Distillates LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on January 29, 2019. It was also registered to do business as a foreign entity in the State of New York on May 19, 2020. The Company is a wholesale company that mainly offers Mezcal de Leyendas and Peloton de la Muerte liquors.

The Company is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

B – Basis of Presentation

The accompanying financial statements have been prepared in accordance with the cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America (GAAP).

This basis of presentation differs from GAAP in that revenues are recognized when received rather than earned and expenses are recognized when paid rather than when the obligation is incurred. Specifically, the variance from GAAP includes omission of account receivable, but such variance is not presumed to be material. However, similar to financial statements prepared in accordance with GAAP, these financial statements reflect the capitalized cost of property and equipment and related depreciation. The accompanying financial statements are not intended to present the financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

C – Use of Estimates

The preparation of financial statements in conformity with the cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimated inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2020, cash consists primarily of checking deposits. The Company's cash balances has not exceed those that are federally insured.

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D – Cash and Cash Equivalents (continued)

	2021	2020
Bank deposit – business checking	$7,969	$7,859
Total cash and cash equivalents	$7,969	$7,859

E - Inventory

The Company values inventory at the lower of historical cost or market value. Costs of inventory are determined using the first-in, first-out (FIFO) method.

F – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful life of each asset. Assets under capital lease obligations and leasehold improvements are depreciated over the shorter of the lease term or their respective estimated useful lives. The Organization generally capitalized assets with an original cost over $500.

G – Start-up Costs

The Company capitalizes start-up costs and amortizing the full amount of start-up costs over 15 years.

Start-up costs and amortization on December 31, 2021 and 2020 consists of:

	2021	2020
Capitalized start-up costs	$532,862	$532,862
Accumulated amortization	85,850	50,326
Capitalized start-up costs – net	$447,012	$482,536

H – Income Taxes

The Company has elected to be taxed as C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2020 and 2021 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

H – Income Taxes (continued)

The Company is subject to tax filing requirements in the State of New York. The Company's 2020 and 2021 New York tax filing will be subject to review by the New York State Department of Tax & Finance until 2024 and 2025, respectively.

The Company collects sales tax on behalf of the State of New York on sales to customers in that state. The Company's sales tax filings are generally subject to review for three years from the date filed.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

J – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through June 15, 2022, the date that the financial statements were available to be issued.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.

Note 2 – General and Administrative

The following is a list of general and administrative expenses for the year ended December 31, 2021 and comparative amounts for the year ended December 31, 2020:

	2021	2020
Bank charges & fees	$606	$2,435
Office expenses & supplies	21,519	10,304
Meals & Entertainment	17,325	8,674
Utilities	369	534
Total General and Administrative	$ 39,819	$ 21,948

Note 3 – Current Liabilities

The current liabilities as of December 31, 2021 and 2020, are composed of the following:

	2021	2020
Accounts payable	$43,947	$43,947
Loan payable – current portion	82,000	-
Total Current Liabilities	$125,947	$43,947

Note 4 – Loan Payable

The Company financed start-up cost and purchase of inventory through a loan payable secured by the Company's inventories. These loans are considered obligations to lenders and are being repaid with general revenue sources monthly or yearly basis and include interest expense.

The current outstanding amount of the loan from Jennifer Farrel is $80,000. The loan originated on November 19, 2021 and matures on February 19, 2022. The interest rate to be applied to the unpaid principal of this loan is 5%.

The current outstanding amount of the loan from Daniel Mena is $2,000. The loan originated on December 2, 2021 and matures within one year. There is no interest rate to be applied to the unpaid principal of this loan.

Note 4 – Loan Payable (continued)

	2021	2020
Current portion (due within 1 year)	$82,000	$ -
Non-current portion (due after 1 year)	-	-
Total Loan Payable	$82,000	$12,675

Future minimum principal scheduled maturities as of December 31, 2021 of the debt are as follows:

Years ending December 31:

2021 $82,000

Note 5 – Equity Account

The Company maintains an equity account for its member. The equity account is subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Equity account is subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member and that portion of the Company's net loss allocated to such member.

Note 6 – Paycheck Protection Program (PPP Loan)

On May 8th, 2020, the Company was granted a loan (the "Loan") in the aggregate amount of $1,135 pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

On March 11, 2021, the Company applied for forgiveness with the lender and received forgiveness of $1,135 from the Small Business Administration (SBA) on March 11, 2021. The amount of loan forgiveness has been reported as a component of other income in 2021.

CERTIFICATION

I, Daniel Mena, Principal Executive Officer of Artisanal Distillates LLC, hereby certify that the financial statements of Artisanal Distillates LLC included in this Report are true and complete in all material respects.

Daniel Mena

Manager